Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the six-month periods ended June 30, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the six-month periods ended June 30, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link: https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Jun'22	Jun'21
Total loans	26,682,488	22,872,905
Total assets	40,326,097	34,402,380

Deposits and other demand liabilities	7,078,095	6,550,657
Time deposits and other time liabilities	11,174,937	10,269,825
Interbank borrowings	5,315,090	4,453,688
Debt and regulatory capital instruments issued	7,542,140	6,335,525

Equity	3,249,172	2,366,968
Total equity attributable to equity holders of the Bank	3,245,916	2,297,933
Non-controlling interest	3,256	69,035

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	6M'22	6M'21	6M'22	6M'21
Net operating profit before provision for loan losses	778,073	609,106	693,253	592,731
Loan losses expense[2]	(114,666)	(70,217)	(114,666)	(66,100)
Total operating expenses[3]	(354,797)	(341,050)	(354,797)	(341,050)
Operating income	308,610	197,839	223,790	185,581
Income from investments in companies	2,754	723	2,754	723
Operating income before income taxes	311,364	198,562	226,544	186,304
Income taxes	(69,857)	(39,165)	14,963	(26,907)
Consolidated income for the period	241,507	159,397	241,507	159,397

Net income attributable to holders of the Bank	241,484	157,893	241,484	157,893
Non-controlling interest	22	1,504	22	1,504

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$21.6 billion of additional provisions established during the six-month period ended June 30, 2022 (Ch$7.0 billion established during the six-month period ended June 30, 2021).

3 - Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer